February 4, 2011

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated January 13, 2011

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 1, 2010

File No. 1-14487

Dear Mr. Spirgel:

By letter dated January 13, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on July 1, 2010 (the “2009 Form 20-F”) by Tele Norte Leste Participações S.A. (“TNL” or the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2009 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 21 – Loans and financing, page F-56

(e) Covenants, page F-61

1.	We note your response to comment one from our letter dated November 23, 2010. We would like to know more about the cross-acceleration provisions of your non JBIC loan agreement(s), including, for example, the specific events which trigger the lenders’ right to require immediate repayment of the outstanding balance, identification of the party responsible for notifying you when a triggering event occurs, and any option the lenders have to grant you waivers. Please describe these provisions and provide us with the relevant excerpts from your loan document(s). Please confirm, if true, that none of these cross-acceleration triggering events occurred at December 31, 2009 or subsequently.

As requested by the Staff, the Company has included below an analysis of each of the material debt agreements of the Company and Telemar Norte Leste S.A. (“Telemar”) outstanding as of December 31, 2009, other than (1) the Loan Agreement, dated as of May 28, 2009, between Telemar, as Borrower, and Cisco Systems Capital Corporation, as Lender (described on page 134 of the 2009 Form 20-F), and (2) the Working capital line of credit (Cédula de Crédito Bancário – Capital de Giro), dated as of November 5, 2009, between Telemar, as borrower, and Caixa Econômica Federal – CEF, as lender (described on page 134 of the 2009 Form 20-F), neither of which contain cross-default or cross-acceleration provisions.

The Company has not included an analysis of the debt agreements of its other subsidiaries, as a default, event of default or acceleration of the indebtedness outstanding under the JBIC Guaranteed Untied Term Loan Agreement, dated as of September 18, 2007, among Telemar, as Borrower, Citibank Japan Ltd., as Lead Arranger, Sumitomo Mitsui Banking Corporation, as Co-Lead Arranger, Citibank Japan Ltd., as Administrative Agent, Sumitomo Mitsui Banking Corporation, as Collection Agent, and the other banks party thereto (the “JBIC Loan Agreement”), which was guaranteed by Japan Bank For International Cooperation (“JBIC”), would have no impact under these debt agreements.

The Company has not included an analysis of debt agreements with principal amount outstanding as of December 31, 2009 or subsequently of R$100 million or less as the Company believes that these debt agreements are immaterial. Finally, the Company has not included an analysis of the debt agreements under which balances have only been incurred following December 31, 2009 as reclassification of these balances in the Company’s financial statements as of December 31, 2010 is not at issue given that Telemar has received a waiver of the default under the JBIC Loan Agreement as of December 31, 2010 and does not anticipate defaults under the JBIC Loan Agreement during 2011.

1.	Promissory Notes due 2010

Clause (i) of the provision entitled “Events of Default and Acceleration” (“Hipóteses de Inadimplemento e Vencimento Antecipado”) of the Promissory Notes, dated as of August 13, 2008, issued by Telemar (the “Promissory Notes”) (described on page 131 of the 2009 Form 20-F), provides that (1) the acceleration of any indebtedness of Telemar in an amount greater than US$50 million individually or US$100 million in the aggregate, or (2) a payment default of any financial obligation in respect of any existing indebtedness of Telemar in amount greater than US$50 million individually or US$100 million in the aggregate that is not cured within a period of 15 days of its occurrence, are Events of Default.

The preamble to the provision entitled “Events of Default and Acceleration” provides that if an Event of Default occurs, the Trustee under the Promissory Notes must, at the direction of the noteholders or pursuant to the decision of a meeting of noteholders, accelerate all amounts outstanding under the Promissory Notes.

The Promissory Notes do not provide for (1) notification to Telemar by any third party of the occurrence an Event of Default, or (2) an option for the noteholders or the Trustee to grant Telemar a waiver if an Event of Default occurs.

The Company confirms that (1) no indebtedness in an amount greater than US$50 million individually or US$100 million in the aggregate of Telemar has been accelerated, and (2) Telemar has not failed to pay any amount in respect of any existing indebtedness in amount greater than US$50 million individually or US$100 million in the aggregate, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 1 hereto the provisions of the Promissory Note cited above, together with a free translation of these provisions from the original Portuguese language text.

2.	2003 BNDES Credit Agreement

Section 22(c) of the Credit Agreement dated December 17, 2003, as amended, among Telemar, as borrower, TNL, as guarantor, and the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) (“BNDES”), as lender (the “2003 BNDES Credit Agreement”) (described on page 133 of the 2009 Form 20-F), provides that in the event that any financing agreement entered into between Telemar and BNDES, or between Telemar and any financial institution disbursing BNDES funds, is accelerated, BNDES is entitled to accelerate all amounts outstanding under the 2003 BNDES Credit Agreement.

The 2003 BNDES Credit Agreement incorporates by reference the “Provisions Applicable to BNDES Contracts” (“Disposições Aplicáveis aos Contratos do BNDES”) (the “BNDES Contract Provisions”), whose Article 39(II) provides that in the event Telemar or any member of its economic group defaults on any obligation to BNDES or any of its subsidiaries, BNDES is entitled to accelerate all amounts outstanding under the 2003 BNDES Credit Agreement. In addition, Article 40 of the BNDES Contract Provisions provides that once an event of default under Article 39(II) thereof is verified, BNDES is entitled to accelerate all of the contracts it has entered into with Telemar.

None of the 2003 BNDES Credit Agreement or the BNDES Contract Provisions, as the case may be, provides for (1) notification to Telemar or TNL by any third party of the occurrence these defaults, or (2) an option for BNDES to grant Telemar or TNL a waiver if such defaults occur.

The Company confirms that (1) no financing agreement entered into between Telemar and BNDES, or between Telemar and any financial institution disbursing BNDES funds, has been accelerated, and (2) none of Telemar or any member of its economic group has defaulted on any obligation to BNDES or any of its subsidiaries, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 2 hereto the provisions of the 2003 BNDES Credit Agreement cited above, together with a free translation of these provisions from the original Portuguese language text, and has provided as Exhibit 3 hereto the BNDES Contract Provisions cited above, together with a free translation of these provisions from the original Portuguese language text.

3.	2004 BNDES Credit Agreement

The Credit Agreement dated September 21, 2004, as amended, among Telemar, as debtor, TNL PCS S.A. (“TNL PCS”), as beneficiary, TNL, as guarantor, and BNDES, as lender, (the “2004 BNDES Credit Agreement”) (described on page 133 of the 2009 Form 20-F), incorporates by reference the BNDES Contract Provisions, whose Article 39(II) provides that in the event TNL PCS, Telemar or any member of either of their economic groups defaults on any obligation to BNDES or any of its subsidiaries, BNDES is entitled to accelerate all amounts outstanding under the 2006 BNDES Credit Agreement. In addition, Article 40 of the BNDES Contract Provisions provides that once an event of default under Article 39(II) thereof is verified, BNDES is entitled to accelerate all of the contracts it has entered into with either TNL PCS or Telemar.

The BNDES Contract Provisions do not provide for (1) notification to TNL PCS, Telemar or TNL by any third party of the occurrence these defaults, or (2) an option for BNDES to grant the TNL PCS, Telemar or TNL a waiver if such defaults occur.

The Company confirms that none of TNL PCS, Telemar or any member of either of their economic groups has defaulted on any obligation before BNDES or any of its subsidiaries, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 3 hereto the provisions of the BNDES Contract Provisions cited above, together with a free translation of these provisions from the original Portuguese language text.

4.	2006 BNDES Credit Agreement

Section 18(c) of the Credit Agreement dated November 22, 2006, as amended, among Telemar, as borrower, TNL, as guarantor, and BNDES, as lender (the “2006 BNDES Credit Agreement”) (described on page 133 of the 2009 Form 20-F), provides that in the event that any financing agreement entered into between Telemar and BNDES, or between Telemar and any financial institution disbursing BNDES funds, is accelerated, BNDES is entitled to accelerate all amounts outstanding under the 2006 BNDES Credit Agreement.

The 2006 BNDES Credit Agreement incorporates by reference the BNDES Contract Provisions, whose Article 39(II) provides that in the event Telemar or any member of its economic group defaults on any obligation to BNDES or any of its subsidiaries, BNDES is entitled to accelerate all amounts outstanding under the 2006 BNDES Credit Agreement. In addition, Article 40 of the BNDES Contract Provisions provides that once an event of default under Article 39(II) thereof is verified, BNDES is entitled to accelerate all of the contracts it has entered into with Telemar.

None of the 2006 BNDES Credit Agreement or the BNDES Contract Provisions, as the case may be, provides for (1) notification to Telemar or TNL by any third party of the occurrence these defaults, or (2) an option for BNDES to grant Telemar or TNL a waiver if such defaults occur.

The Company confirms that (1) no financing agreement entered into between Telemar and BNDES, or between Telemar and any financial institution disbursing BNDES funds, has been accelerated, and (2) none of Telemar or any member of its economic group has defaulted on any obligation before BNDES or any of its subsidiaries, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 4 hereto the provisions of the 2006 BNDES Credit Agreement cited above, together with a free translation of these provisions from the original Portuguese language text, and has provided as Exhibit 3 hereto the BNDES Contract Provisions cited above, together with a free translation of these provisions from the original Portuguese language text.

5.	2009 BNDES Credit Agreement

Section 19(e) of the Credit Agreement dated December 8, 2009, among Telemar, as borrower, TNL, as guarantor, and BNDES, as lender (the “2009 BNDES Credit Agreement”) (described on page 133 of the 2009 Form 20-F), provides that in the event that any financing agreement entered into between Telemar and BNDES, or between Telemar and any financial institution disbursing BNDES funds, is accelerated, BNDES is entitled to accelerate all amounts outstanding under the 2009 BNDES Credit Agreement.

The 2009 BNDES Credit Agreement incorporates by reference the BNDES Contract Provisions, whose Article 39(II) provides that in the event Telemar or any member of its economic group defaults on any obligation to BNDES or any of its subsidiaries, BNDES is entitled to accelerate all amounts outstanding under the 2009 BNDES Credit Agreement. In addition, Article

40 of the BNDES Contract Provisions provides that once an event of default under Article 39(II) thereof is verified, BNDES is entitled to accelerate all of the contracts it has entered into with Telemar.

None of the 2009 BNDES Credit Agreement or the BNDES Contract Provisions, as the case may be, provides for (1) notification to Telemar or TNL by any third party of the occurrence these defaults, or (2) an option for BNDES to grant Telemar or TNL a waiver if such defaults occur.

The Company confirms that (1) no financing agreement entered into between Telemar and BNDES, or between Telemar and any financial institution disbursing BNDES funds, has been accelerated, and (2) none of Telemar or any member of its economic group has defaulted on any obligation before BNDES or any of its subsidiaries, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 5 hereto the provisions of the 2009 BNDES Credit Agreement cited above, together with a free translation of these provisions from the original Portuguese language text, and has provided as Exhibit 3 hereto the BNDES Contract Provisions cited above, together with a free translation of these provisions from the original Portuguese language text

6.	First Issuance of Telemar Debentures

Section 5.1(g) of the Deed dated March 9, 2006, among Telemar, as Issuer, and Planner Trustee DTVM Ltda., as Trustee (the “First Telemar Debenture Deed”) (described on page 134 of the 2009 Form 20-F), provides that in the event that if (1) any indebtedness of Telemar in an amount greater than US$50 million individually or US$100 million in the aggregate is accelerated, or (2) Telemar fails to pay any amount in respect of any existing indebtedness in amount greater than US$50 million individually or US$100 million in the aggregate, and such failure is not cured by the date in which a general meeting of debenture holders held to decide on the acceleration is held, then pursuant to Section 5.3 thereof, the debenture holders or the Trustee, as the case may be, are entitled to accelerate all amounts outstanding under the First Telemar Debenture Deed.

The First Telemar Debenture Deed does not provide for (1) notification to Telemar by any third party of the occurrence of a default under Section 5.1(g) thereof, or (2) an option for the Trustee or the debenture holders to grant Telemar a waiver such event of default occurs.

The Company confirms that (1) no indebtedness in an amount greater than US$50 million individually or US$100 million in the aggregate of Telemar has been accelerated, and (2) Telemar has not failed to pay any amount in respect of any existing indebtedness in amount greater than US$50 million individually or US$100 million in the aggregate, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 6 hereto the provisions of the First Telemar Debenture Deed cited above, together with a free translation of these provisions from the original Portuguese language text.

7.	Fourth Issuance of Telemar Debentures

Section 6.21(X) of the Deed dated March 23, 2009, among Telemar, as Issuer, and BNY Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A., as Trustee (the “Fourth Telemar Debenture Deed”) (described on page 134 of the 2009 Form 20-F), provides that (1) the acceleration of any indebtedness of Telemar in an amount greater than US$50 million individually or US$100 million in the aggregate, or (2) a payment default in respect of any existing indebtedness of Telemar in amount greater than US$50 million individually or US$100 million in the aggregate that is not cured within 15 days, are Events of Default.

Section 6.21.2 of the Fourth Telemar Debenture Deed provides that if an Event of Default occurs, the debenture holders or the Trustee, as the case may be, are entitled, to accelerate all amounts outstanding under the Fourth Telemar Debenture Deed.

The Fourth Telemar Debenture Deed does not provide for (1) notification to Telemar by any third party of the occurrence of an Event of Default, or (2) an option for the Trustee or the debenture holders to grant Telemar a waiver if an Event of Default occurs.

The Company confirms that (1) no indebtedness in an amount greater than US$50 million individually or US$100 million in the aggregate of Telemar has been accelerated, and (2) Telemar has not failed to pay any amount in respect of any existing indebtedness in amount greater than US$50 million individually or US$100 million in the aggregate, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 7 hereto the provisions of the Fourth Telemar Debenture Deed cited above, together with a free translation of these provisions from the original Portuguese language text.

8.	Banco do Brasil Credit Agreement

Section 3.1(ii) of the Credit Agreement dated May 29, 2008 (the “BB Credit Agreement”), between Telemar, as borrower, and Banco do Brasil S.A., as lender (“Banco do Brasil”) (described on page 134 of the 2009 Form 20-F), provides that in the event that any of Telemar’s financial obligations with Banco do Brasil or other financial creditors in Brazil or abroad in an individual or aggregate amount greater than R$100 million is accelerated or in default and not cured within a period of 15 days from the date Telemar receives notice of such event, Banco do Brasil is entitled to accelerate all amounts outstanding under the BB Credit Agreement.

The BB Credit Agreement does not provide for notification to Telemar by any third party of the occurrence of a default under Section 3.1(ii) thereof. Section 10.1 of the BB Credit Agreement provides that a default under Section 3.1(ii) of the same may be waived by Banco do Brasil pursuant to a written agreement between Telemar and Banco do Brasil.

The Company confirms that (1) no indebtedness in an amount greater than US$100 million of the Telemar has been accelerated, and (2) Telemar has not failed to pay any amount in respect of any existing indebtedness in amount greater than or equal to US$100 million, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 8 hereto the provisions of the BB Credit Agreement described above cited above, together with a free translation of these provisions from the original Portuguese language text.

9.	2001 JBIC Loan Agreement

Article IX(e) of the Loan Agreement dated August 6, 2001, between TNL, as borrower, and JBIC, as lender (“2001 JBIC Loan Agreement”) (described on page 134 of the 2009 Form 20-F), provides that in the event that (i) any other indebtedness for borrowed money of TNL is not paid at the maturity thereof for any reason and any grace period with respect to such payment has expired; (ii) any such indebtedness for borrowed money becomes due and payable prior to the stated maturity thereof otherwise than at the option of TNL; or (iii) any guarantee, indemnity or other contingent liability (or its equivalent in other currencies) given or owing by TNL in respect of indebtedness for borrowed money is not honored when due or called and, as a result of any such failure as set forth in clauses (i) – (iii) any other party accelerates the maturity of (x) any individual amount in excess of US$10,000,000 or (y) the maturity of any amounts which in the aggregate exceed US$100,000,000, JBIC is entitled, by notice to TNL, to accelerate all amounts outstanding under the 2001 JBIC Loan Agreement.

The 2001 JBIC Loan Agreement does not provide for notification to the Company by any third party of the occurrence of this default. Article XIII(3) of the 2001 JBIC Loan Agreement provides that no waiver by JBIC under the 2001 JBIC Loan Agreement shall be effective unless it is in writing.

The Company confirms that no other party has accelerated the maturity of (1) any individual amount in excess of US$10,000,000, or (2) any amounts which in the aggregate exceed US$100,000,000, as a result of the failures set forth in clauses (i) – (iii) of Article IX(e) of the 2001 JBIC Loan Agreement, as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 9 hereto the provisions of the 2001 JBIC Loan Agreement cited above.

10.	2002 JBIC Loan Agreement

Article IX(e) of the Loan Agreement dated December 12, 2002, between TNL, as borrower, and JBIC, as lender (“2002 JBIC Loan Agreement”) (described on page 135 of the 2009 Form 20-F), provides that in the event that (i) any other indebtedness for borrowed money of TNL is not paid at the maturity thereof for any reason and any grace period with respect to such payment has expired, (ii) any such indebtedness for borrowed money becomes due and payable prior to the stated maturity thereof otherwise than at the option of TNL, or (iii) any guarantee, indemnity or other contingent liability (or its equivalent in other currencies) given or owing by TNL in respect of indebtedness for borrowed money is not honored when due or called and, as a result of any such failure as set forth in clauses (i) – (iii) any other party accelerates the maturity of (x) any individual amount in excess of US$10,000,000 or (y) the maturity of any amounts which in the aggregate exceed US$100,000,000, JBIC is entitled, by notice to TNL, to accelerate all amounts outstanding under the 2002 JBIC Loan Agreement.

The 2002 JBIC Loan Agreement does not provide for notification to the Company by any third party of the occurrence of this default. Article XIII(3) of the 2001 JBIC Loan Agreement provides that no waiver by JBIC under the 2002 JBIC Loan Agreement shall be effective unless it is in writing.

The Company confirms that no other party has accelerated the maturity of (1) any individual amount in excess of US$10,000,000, or (2) any amounts which in the aggregate exceed US$100,000,000, as a result of the failures set forth in clauses (i) – (iii) of Article IX(e) of the 2002 JBIC Loan Agreement, as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 10 hereto the provisions of the 2002 JBIC Loan Agreement cited above.

11.	Finnish Export Credit Agreement

Section 18(5)(a) of the Export Credit Facility Agreement dated June 19, 2008, among Telemar, as Borrower, Finnish Export Credit Ltd, as Lender, BNP Paribas, London Branch and Banco Bilbao Vizcaya Argentaria S.A., London Branch, as Mandated Lead Arrangers, and BNP Paribas, London Branch, as Facility Agent (the “Finnish Export Credit Agreement”) (described on page 135 of the 2009 Form 20-F), provides that (1) a payment default (after the expiry of any applicable grace period) of any indebtedness of Telemar or any indebtedness under any guarantee for which Telemar is liable, each in the aggregate amount greater than US$100 million, and (2) the acceleration of any indebtedness of Telemar or any indebtedness under any guarantee for which Telemar is liable, each in the aggregate amount greater than US$100 million, are Events of Default.

Sections 18(13)(a) and (b) provide that if an event of Event of Default occurs, the Facility Agent may, by written notice to Telemar, accelerate all amounts outstanding under the Finnish Export Credit Agreement.

The Finnish Export Credit Agreement does not provide for notification to Telemar by any third party of the occurrence of an Event of Default. Section 30(1) of the Finnish Export Credit Agreement provides that a default under Section 18(5)(a) of the Finnish Export Credit Agreement may be waived by the Facility Agent without the prior written consent of the Lender.

The Company confirms that (1) Telemar has not failed to pay any of its indebtedness nor has any party failed to pay any indebtedness that Telemar has guaranteed, each in the aggregate amount greater than US$100 million, and (2) none of Telemar’s indebtedness or any indebtedness that Telemar has guaranteed, each in the aggregate amount greater than US$100 million, has been accelerated, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 11 hereto the provisions of the Finnish Export Credit Agreement cited above.

12.	Nordic Investment Bank Credit Agreement

Section 17(5)(i) of the Credit Facility Agreement dated July 1, 2008, among Telemar, as Borrower, and Nordic Investment Bank, as Lender (the “NIB Credit Agreement”) (described on page 135 of the 2009 Form 20-F), provides that (1) a payment default (after the expiry of any applicable grace period) of any indebtedness of Telemar or any indebtedness under any guarantee for which Telemar is liable, each in the aggregate amount greater than US$100 million, and (2) the acceleration of any indebtedness of Telemar or any indebtedness under any guarantee for which Telemar is liable, each in the aggregate amount greater than US$100 million, are Events of Default.

Sections 17(13)(a) and (b) provide that if an Event of Default occurs, the Lender may, by written notice to Telemar, accelerate all amounts outstanding under the NIB Credit Agreement.

The NIB Credit Agreement does not provide for notification to Telemar by any third party of the occurrence of an Event of Default. Section 28(1) of the NIB Credit Agreement provides that a default under Section 17(5)(i) of the NIB Credit Agreement may be waived by the Lender.

The Company confirms that (1) Telemar has not failed to pay any of its indebtedness nor has any party failed to pay any indebtedness that Telemar has guaranteed, each in the aggregate amount greater than US$100 million, and (2) none of Telemar’s indebtedness or any indebtedness that Telemar has guaranteed, each in the aggregate amount greater than US$100 million, has been accelerated, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 12 hereto the provisions of the NIB Credit Agreement cited above.

13.	China Development Bank Credit Agreement

Section 7.1(b)(i) of the Credit Agreement dated as of February 18, 2009, among Telemar, as Borrower, China Development Bank Corporation, as Administrative Agent and Arranger, and various financial institutions from time to time party thereto, as Lenders (the “CDB Credit

Agreement”) (described on page 135 of the 2009 Form 20-F), provides that the failure by Telemar to pay when due any principal of or interest on any of its other indebtedness in the amount greater than or equal to US$100 million, beyond any originally applicable grace period, is an Event of Default.

Section 7.1(b)(ii) of the CDB Credit Agreement provides that the acceleration of any other indebtedness of Telemar in an amount greater than or equal to US$100 million by reason of an event of default (howsoever described) and otherwise than at the option of Telemar is an Event of Default.

Section 7.1(b)(iv) of the CDB Credit Agreement provides that the acceleration of any other indebtedness of Telemar in the amount greater than or equal to US$100 million by reason of a breach or default (howsoever described) is an Event of Default.

Section 7.2(a) provides that if an Event of Default occurs, the Administrative Agent may, acting at the direction of the Lenders holding at least 66 2/3% of the aggregate outstanding principal amount of the loans or loan commitments (the “Required Lenders”), by notice to Telemar, accelerate all amounts outstanding under the CDB Credit Agreement.

The CDB Credit Agreement does not provide for notification to Telemar by any third party of the occurrence of an Event of Default. Section 9.12(a) of the CDB Credit Agreement provides that a default under Sections 7.1(b)(i), (ii) or (iii) of the CDB Credit Agreement may be waived by a written instrument signed by the Required Lenders and the Borrower and, to the extent that its rights or obligations may be affected thereby, the Administrative Agent.

The Company confirms that (1) Telemar has not failed to pay any amount in respect of any of its other indebtedness in amount greater than or equal to US$100 million, (2) no indebtedness in an amount greater than or equal to US$100 million of the Telemar has been accelerated by reason of an event of default, and (3) no indebtedness in an amount greater than or equal to US$100 million of the Telemar has been accelerated by reason of a breach or default, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 13 hereto the provisions of the CDB Credit Agreement cited above.

14.	TNL 8.00% Notes due 2013

Section 7.1(e)(i) of the Indenture dated as of December 18, 2003, among TNL, as Issuer, HSBC Bank USA, as Trustee and New York Paying Agent, and J.P. Morgan Trust Bank LTD., as Principal Paying Agent (the “TNL Indenture”) (described on page 136 of the 2009 Form 20-F), provides that the acceleration of any indebtedness of TNL or its Material Subsidiaries (as defined in the TNL Indenture) in the amount greater than or equal to US$50 million, with certain exceptions, is an Event of Default.

Section 7.1(e)(ii) of the TNL Indenture provides that a payment default of any indebtedness by TNL or its Material Subsidiaries in an amount greater than or equal to US$50 million, with certain exceptions, is an Event of Default.

Section 7.2(a) of the TNL Indenture provides that if an Event of Default specified in Section 7.1(e) occurs and is continuing, the Trustee may, upon the request of the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to TNL, accelerate all amounts outstanding under the TNL Indenture.

The TNL Indenture does not provide for notification to TNL by any third party of the occurrence of an Event of Default. Section 7.4 of the TNL Indenture provides that a default under Sections 7.1(e)(i) or (ii) of the TNL Indenture may be waived at the request of the holders of a majority in aggregate principal amount of the notes then outstanding, by notice to the Trustee.

The Company confirms that (1) no indebtedness in an amount greater than or equal to US$50 million of TNL or any of its Material Subsidiaries has been accelerated, and (2) none of TNL or any of its Material Subsidiaries has failed to pay any amount in respect of any indebtedness in an amount greater than or equal to US$50 million, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 14 hereto the provisions of the TNL Indenture cited above.

15.	Telemar 9.500% Senior Notes due 2019

Section 6.01(4)(a) of the Indenture dated as of April 23, 2009, among Telemar, as Issuer, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent, Transfer Agent and Listing Agent (the “Telemar Indenture”) (described on page 136 of the 2009 Form 20-F), provides that the acceleration of any indebtedness of Telemar or its Material Subsidiaries (as defined in the Telemar Indenture) in the amount greater than or equal to US$50 million, with certain exceptions, is an Event of Default.

Section 6.01(4)(b) of the Telemar Indenture provides that a payment default of any indebtedness by Telemar or its Material Subsidiaries, (in each case after giving effect to any applicable grace period), in an amount greater than or equal to US$50 million, is an Event of Default.

Section 6.02 of the Telemar Indenture provides that if an Event of Default specified in Sections 6.01(4) occurs and is continuing, the Trustee may, upon the request of the holders of at least 25% in aggregate principal amount of the notes then outstanding and by written notice to the Company, accelerate all amounts outstanding under the Telemar Indenture.

The Telemar Indenture does not provide for notification to Telemar by any third party of the occurrence of an Event of Default. Section 6.04 of the Telemar Indenture provides that a default under Sections 6.01(4)(a) or (b) of the Telemar Indenture may be waived at the request of the holders of a majority in aggregate principal amount of the notes the outstanding, by notice to the Trustee.

The Company confirms that (1) no indebtedness in an amount greater than or equal to US$50 million of Telemar or any of its Material Subsidiaries has been accelerated, and (2) none of Telemar or any of its Material Subsidiaries has failed to pay any amount in respect of any indebtedness in an amount greater than or equal to US$50 million, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 15 hereto the provisions of the Telemar Indenture cited above.

16.	ABN AMRO Note Purchase Facility Agreement

Section 6.01(e) of the Fourth Amended and Restated Note Purchase Facility Agreement, dated as of November 12, 2007, among TNL PCS, as Original Issuer, Telemar, as Issuer, TNL, as Parent, ABN AMRO Bank N.V., as Administrative Agent, Initial Purchaser, Tranche F

Participation Agent and Book Runner, JPMorgan Trust Bank Limited, as Principal Paying Agent, the Tranche D Lenders party thereto and the Tranche F Purchasers party thereto (the “NPFA”) (described on page 136 of the 2009 Form 20-F), provides that any event or condition that results in the acceleration of the maturity of any Debt (other than the Notes) of the Issuer, the Parent and/or one or more of the Material Subsidiaries, arising in one or more related or unrelated transactions, with a principal or face amount exceeding in the aggregate US$10,000,000 for any single liability or US$100,000,000 for all liabilities is an Event of Default.

Section 6.01 provides that in such event, the Administrative Agent shall, if requested by the Required Bank Interest Holders or the Required Tranche D Interest Holders, by notice to the Issuer declare the Tranche D Notes or the Tranche F Notes outstanding, as applicable, to be immediately due and payable, and such Notes (together with accrued interest thereon and all other amounts due under the Financing Documents) shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Issuer.

The NPFA does not provide for notification to Telemar or TNL by any third party of the occurrence an Event of Default. Section 10.05(a) of the NPFA provides that a default under Section 6.01(e) of the NPFA may be waived if, but only if, such waiver is in writing and is signed by each of the Issuer, the Parent and the Administrative Agent with the consent of the Required Interest Holders.

The Company confirms that no Debt of Telemar, TNL or any of the Material Subsidiaries in principal or face amount in excess of US$10 million for any single liability or US$100 million for all liabilities has been accelerated, in each case as of December 31, 2009 or on any subsequent date.

The Company has provided as Exhibit 16 hereto the provisions of the NPFA cited above.

Note 34 – Summary of the differences between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

Acquisition of TNCP (Amazonia), page F-122

2.	We note your response to comment three from our letter dated November 23, 2010. It is still unclear to us why you have assigned no value to regulatory licenses for US GAAP. Tell us the nature of these intangible assets and the method you used to determine their value under US GAAP.

The Company advises the Staff that, as a consequence of the adoption of the new accounting pronouncements under Brazilian GAAP for the year ended December 31, 2009, the Company reassessed as of December 31, 2009 (with the effects being calculated and recognized retrospectively as from January 1, 2009), the original purchase price allocation related to the acquisition of Tele Norte Celular Participações S.A. and its subsidiary Amazônia Celular S.A. (“Amazônia Celular”). Since the license held by Amazônia Celular was technically returned to the Brazilian government, the Company did not originally record this license in the purchase price allocation under Brazilian GAAP or U.S. GAAP. However, during the reassessment, the Company considered the fact that the rights granted under the radio frequency authorization previously held by Amazônia Celular were incorporated into the existing license of the Company’s subsidiary TNL PCS in the applicable region and, consequently, the Company reclassified the original amount of R$218 million related to goodwill (outstanding balance as of January 1, 2009) as an intangible asset which was amortized over the term of TNL PCS’ license.

Under U.S. GAAP, the Company concluded that the impact of the recognition of the intangible asset described above was not material as the effects of the amortization for 2008 and 2009 would have amounted to R$10 million and R$11 million, respectively (net of tax and non-controlling interest effects), representing 0.80% and 0.22% of net income for the years ended December 31, 2008 and 2009, respectively, under U.S. GAAP, and the impact on shareholders’ equity as of December 31, 2008 and 2009 would have amounted to R$10 million and R$21 million, respectively, representing 0.09% and 0.10% of shareholders’ equity as of December 31, 2008 and 2009, respectively, under U.S. GAAP.

Acquisition of BrT, page F-l22

3.	We remain confused by your response to comment five from our letter dated November 23, 2010. The table in your response to comment twelve from our letter dated September 24, 2010 indicates that the change in the accrual for provisions from January 1, 2009 to December 31, 2009 for Brazilian GAAP was R$2,264. Therefore, it is still unclear to us why your income statement adjustment was R$1,611 rather than R$2,264. Please advise.

The Company advises the Staff that the change in the provision for contingencies of R$2,264 million in 2009 represents the variation after the acquisition date as described in our response to the Staff’s comment 5 in the Company’s letter dated December 15, 2010. Of this change, the amount of R$653 million was recorded in the Company’s consolidated financial statements under Brazilian GAAP as an adjustment to the net assets acquired in the acquisition of control and subsequent tender offer and, consequently, had no impact on the Company’s income statement. The remaining amount of R$1,611 million was recorded in the Company’s income statement under Brazilian GAAP as an allocation to the non-controlling interest.

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

4.	We note your response to comment six from our letter dated November 23, 2010. In your reconciliation of net income for the year ended December 31, 2009, please explain for us in more detail why you have attributed the bargain purchase gain on business combination of R$6,591 and the recognition of accumulated loss on available for sale securities of R$(1,132) to Telemar, while the other adjustments related to your acquisition of Brasil Telecom are attributed to Coari. Similarly, tell us your basis for treating the reversal of the provision for contingencies recorded under Brazilian GAAP of R$1,611 as an increase to income attributable to non-controlling shareholders for US GAAP.

The Company advises the Staff that it had inadvertently included the bargain purchase gain on the business combination of R$6,591 million and the recognition of the accumulated loss on available for sale securities of R$1,132 million in the Telemar column in our response number six of our letter dated December 15, 2010. Such information should have been included in the Coari column. However, the Company advises the Staff that the error in the table does not have any effect since Telemar has a 100% interest in Coari.

The Company also advises the Staff that, as described in our response to the Staff’s comment number 3 of this letter, in order to prepare the U.S.GAAP financial information, the Company reversed the Brazilian GAAP impacts since the provision for contingencies was fully recorded under U.S. GAAP in the purchase accounting adjustments. Since the amount of R$1,611 million was recorded under Brazilian GAAP as an allocation to non-controlling interest, the reversal was recorded in the same manner under U.S. GAAP.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our responses to your comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Cristiano Prado Grangeiro at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Bayard de Paoli Gontijo
Bayard de Paoli Gontijo
Investor Relations Director
Tele Norte Leste Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission

EXHIBIT 1

Excerpts from Promissory Notes due 2010

Hipóteses de Inadimplemento e Vencimento Antecipado

O Agente de Notas deverá, conforme instruções do titular desta Nota Promissória e/ou após realização de assembléia geral dos titulares das Notas Promissorias que delibere nesse sentido, declarer automática e antecipadamente vencidas todas as obrigações decorrentes desta Nota Promissória e exigir o imediato pagamento, pela Emissora, do Valor Nominal, acrescido da Remuneração, calculada pro rata temporis desde a Data de Emissão até a data do efetivo pagamento, medianto o recebimento pela Emissora de carta protocolada ou carta com aviso de recebimento encaminhada ao endereço da Emissora, na ocorrência de quaisquer dos seguintes eventos (cada evento, um “Evento de Inadimplemento”):

(i)	vencimento antecipado ou inadimplemento no pagamento de quaisquer obrigações financeiras da Emissora em valor superior a US$50.000.000 (cinqüenta milhões de dólares dos Estados Unidos) ou cujos valores, no agregado, excedam a US$100.000.000 (cem milhões de dólares dos Estados Unidos), valores esses convertidos com base na taxa de venda PTAX800 divulgada pelo Banco Central do Brasil, relativamente ao dia imediatamente anterior à data de ocorrência do evento previsto, ou o índice que vier substituí-la, salvo se, exclusivamente no caso de inadimplemento, o mesmo for sanado em até 15 (quinze) dias contados de sua ocorrência;

* * *

Excerpts from Promissory Notes due 2010

(Free Translation)

Events of Default and Acceleration

The Trustee shall, pursuant to instructions by the holder of this Promissory Note and/or decision of the general meeting of the holders of the Promissory Notes held to decide on this issue, declare that all obligations under the Promissory Notes be automatically accelerated and require the immediate payment, by the Issuer, of the Par Value, plus Interest, calculated on a pro rata temporis basis from the Issuance Date to the date of effective payment, through the receipt, by the Issuer, of a registered letter or notice of receipt sent to the Issuer’s address, in the occurrence of any of the following events (each an “Event of Default”):

(i)	acceleration or payment default of any of the Issuers’ financial obligations in an amount greater than US$50,000,000 (fifty million U.S. dollars) or which total aggregate amount is greater than US$100,000,000 (one hundred million U.S. dollars), except solely in the case of default, if such default is cured within 15 (fifteen) days from its occurrence. Such amounts are converted into reais based on the PTAX800 selling rate disclosed by the Central Bank of Brazil, on the day immediately before such event, or based on any index replacing the PTAX800 selling rate.

EXHIBIT 2

Excerpts from 2003 BNDES Credit Agreement

VIGÉSIMA SEGUNDA

VENCIMENTO ANTECIPADO

O BNDES poderá declarar vencido antecipadamente este Contrato, com a exigibilidade da dívida e imediata sustação de qualquer desembolso, se, além das hipóteses previstas nos artigos 39 e 40 das “DISPOSIÇÕES APLICÁVEIS AOS CONTRATOS DO BNDES”, a que se refere a Cláusula Décima Quarta, inciso I, forem comprovadas pelo BNDES:

c)	O vencimento antecipado de qualquer contrato de financiamento celebrado pela BENEFICIÁRIA com o BNDES ou com agentes financeiros através do repasse de recursos do BNDES;

* * *

Excerpts from 2003 BNDES Credit Agreement

(Free Translation)

TWENTY-SECOND

ACCELERATION

BNDES may terminate this Contract early, accelerate the debt and immediately suspend any disbursement if, in addition to the events provided under articles 39 and 40 of the “PROVISIONS APPLICABLE TO BNDES CONTRACTS” mentioned in Clause 14, item I, BNDES confirms the following:

c)	The acceleration of any financing agreement entered into by the BENEFICIARY with BNDES with any financial institution disbursing BNDES funds;

EXHIBIT 3

Excerpts from BNDES Contract Provisions

DISPOSIÇÕES APLICÁVEIS AOS CONTRATOS DO BNDES

Capítulo IX — DO INADIMPLEMENTO E DAS PENALIDADES

Seção I – Normas Gerais

Art. 39 – Além das hipóteses de vencimento legal, o BNDES poderá decretar o vencimento antecipado do contrato, e exigir imediatamente a dívida, nas seguintes hipóteses:

I – inadimplemento de qualquer obrigação da Beneficiária ou do Interveniente;

II – inadimplemento de qualquer obrigação assumida perante o BNDES e suas subsidiárias, por parte de empresa ou entidade integrante do Grupo Econômico a que a Beneficiária pertença;

III – o controle efetivo, direto ou indireto, da Beneficiária sofrer modificação após a contratação da operação, sem prévia e expressa autorização do BNDES; ou

IV – ocorrência de procedimento judicial ou de qualquer evento que possa afetar as garantias constituídas em favor do BNDES.

Art. 40 – Verificado o inadimplemento, poderá o BNDES considerer vencidos antecipadamente todos os contratos celebrados com a Beneficiária, independentemente da aplicação das sanções estabelecidas.

* * *

Excerpts from BNDES Contract Provisions

(Free Translation)

PROVISIONS APPLICABLE TO BNDES CONTRACTS

Chapter IX — DEFAULT AND PENALTIES

Section I – General Norms

Art. 39 – In addition to events of legal termination, BNDES may terminate the contract early and accelerate the debt in the following cases:

I – default of any obligation by the Beneficiary or the Intervening Party;

II – default of any obligation undertaken before BNDES and its subsidiaries, by a company or entity of the Beneficiary’s Economic Group;

III – if the effective control of the Beneficiary, direct or indirect, is changed after the transaction is entered into, without the prior express consent of BNDES; or

IV – if a legal proceeding is filed or any event occurs that affects the guarantees offered to BNDES.

Art. 40 – Once an event of default has been verified, BNDES may accelerate all of the agreements it has entered into with the Beneficiary, without prejudice of the application of the relevant sanctions.

EXHIBIT 4

Excerpts from 2006 BNDES Credit Agreement

DÉCIMA OITAVA

VENCIMENTO ANTECIPADO

O BNDES poderá declarar vencido antecipadamente este Contrato, com a exigibilidade da dívida e imediata sustação de qualquer desembolso, se, além das hipóteses previstas nos artigos 39 e 40 das “DISPOSIÇÕES APLICÁVEIS AOS CONTRATOS DO BNDES”, a que se refere a Cláusula Décima, inciso I, forem comprovadas pelo BNDES:

c)	O vencimento antecipado de qualquer contrato de financiamento celebrado pela BENEFICIÁRIA com o BNDES ou com agentes financeiros através do repasse de recursos do BNDES;

* * *

Excerpts from 2006 BNDES Credit Agreement

(Free Translation)

EIGHTEENTH

ACCELERATION

BNDES may terminate this Contract early, accelerate the debt and immediately suspend any disbursement if, in addition to the events provided under articles 39 and 40 of the “PROVISIONS APPLICABLE TO BNDES CONTRACTS” mentioned in Clause 10, item I, BNDES confirms the following:

c)	The acceleration of any financing agreement entered into by the BENEFICIARY with BNDES with any financial institution disbursing BNDES funds;

EXHIBIT 5

Excerpts from 2009 BNDES Credit Agreement

DÉCIMA NONA

VENCIMENTO ANTECIPADO

O BNDES poderá declarar vencido antecipadamente este Contrato, com a exigibilidade da dívida e imediata sustação de qualquer desembolso, se, além das hipóteses previstas nos artigos 39 e 40 das “DISPOSIÇÕES APLICÁVEIS AOS CONTRATOS DO BNDES”, a que se refere a Cláusula Décima Primeira, inciso I, forem comprovadas pelo BNDES:

e)	O vencimento antecipado de qualquer contrato de financiamento celebrado pela BENEFICIÁRIA com o BNDES ou com agentes financeiros em razão de um repasse de recursos do BNDES;

* * *

Excerpts from 2009 BNDES Credit Agreement

(Free Translation)

NINETEENTH

ACCELERATION

BNDES may terminate this Contract early, accelerate the debt and immediately suspend any disbursement if, in addition to the events provided under articles 39 and 40 of the “PROVISIONS APPLICABLE TO BNDES CONTRACTS” mentioned in Clause 11, item I, BNDES confirms the following:

e)	The acceleration of any financing agreement entered into by the BENEFICIARY with BNDES with any financial institution disbursing BNDES funds;

EXHIBIT 6

Excerpts from First Issuance of Telemar Debentures

CLÁUSULA V

VENCIMENTO ANTECIPADO

5.1 São consideradas hipóteses de vencimento antecipado das Debêntures e, sujeito ao disposto nos itens 5.2 e 5.3 abaixo, de imediala exigibilidade do pagamento, pela Emissora, do Valor Nominal Unitário de cada Debênture da respectiva Série, acrescido da Remuneração e encargos, calculada pro rata temporis, a partir da Data de Emissão ou da última Data de Pagamento da Remuneração, até a data do seu efetivo pagamento, quaisquer dos seguintes eventos:

(g)	vencimento antecipado ou inadimplemento no pagamento de quaisquer obrigações financeiras da Emissora em valor superior a US$50.000.000 (cinqüenta milhões de dólares dos Estados Unidos) ou cujos valores, no agregado, excedam a US$100.000.000 (cem· milhões de dólares dos Estados Unidos), valores esses convertidos com base na taxa de venda PTAX800 divulgada pelo Banco Central do Brasil, relativamente ao dia imediatamente anterior à data de ocorrência do evento previsto, ou o índice. que vier substituí-la, ressalvado, exclusivamente no caso de inadimplemento, se o mesmo for sanado até a data de realização da Assembléia Geral de Debenturistas convocada para deliberar sobre o vencimento antecipado das Debêntures;

5.3 Quando da ocorrência dos eventos indicados nos subitens “g” a “k”, e “m” a “o” do item 5.1 acima, o Agente Fidudário deverá convocar, dentro de, no máximo 48 (quarenta e oito) horas da data em que tomar conhecimento da ocorrência de qualquer dos referidos eventos, Assembléia Geral de Debenturistas de cada uma das Séries para deliberar sobre a declaração do vencimento antecipado da respeçtiva Série de Debêntures, observado o procedimento de convocação previsto na Cláusula VIII abaixo e o quórum específico estabelecido no item 5.3.1 abaixo. A Assembléia Geral de Debenturistas prevista neste item poderá, também, ser convocada pela Emissora, ou na forma do item 8.1 abaixo.

5.3.1 A Assembléia Geral de Debenturistas de cada Série poderá optar, desde que por deliberação de Debenturistas que representem, no mínimo, 66% (sessenta e seis por cento) das Debêntures em Circulação de cada Série, conforme definido no item 8.2.2, por não declarer vencidas antecipadamente as Debêntures da respectiva Série.

5.3.2 Na hipótese (i) de não instalação da Assembléia Geral de Debenturistas, mencionada no item 5.3, por falta de quórum de instalação, ou (ii) de não ser aprovado o exercício da faculdade prevista no item 5.3.1 acima pelo quórum mínimo de deliberação, o Agente Fiduciário deverá declarar o vencimento antecipado das Debêntures em relação a cada Série, nos termos indicados no item 5.1 acima, ficando o vencimento condicionado à entrega de notificação, pelo Agente Fiduciário à Emissora nesse sentido, observado o parágrafo único do artigo 13 da Instrução CVM 28.

* * *

Excerpts from First Issuance of Telemar Debentures

(Free Translation)

CLAUSE V

ACCELERATION

5.1 The following are considered events of acceleration of the Debentures and, subject to the provisions of items 5.2 and 5.3 below, the Issuer may demand the immediate payment of the Par Value of each Debenture of the respective Series, plus Interest and charges, calculated on a pro rata temporis basis, from the Issuance Date or the last Date of Interest Payment to the date of effective payment:

(g)	acceleration or payment default of any of the Issuer’s financial obligations in an amount greater than US$50,000,000 (fifty million U.S. dollars) or which total aggregate amount, is greater than US$l00,000,000 (one hundred million U.S. dollars), except solely in the case of default, if such default is cured by the date in which the General Meeting of Debenture Holders called to decide on the acceleration of the Debentures is held. Such amounts are converted into reais based on the PTAX800 selling rate disclosed by the Central Bank of Brazil, on the day immediately before such event, or based on any index replacing the PTAX800 selling rate;

5.3 In case any of the events described under sub-items “g” to “k”, and “m” to “o” of item 5.1 above occurs, the Trustee must call a General Meeting of Debenture Holders of each Series, within 48 (forty-eight) hours of its knowledge of any such event, to discuss the acceleration of the respective Series of Debentures, observing the procedures for calling meetings described in Clause VIII below and the quorum established under item 5.3.1 below. The General Meeting of Debenture Holders provided herein may also be called by the Issuer, or according to item 8.1 below.

5.3.1 The General Meeting of Debenture Holders of each Series may opt, by a decision of Debenture Holders representing, at least, 66% (sixty six per cent) of the Outstanding Debentures of its respective Series, as defined in item 8.2.2, not to accelerate the Debentures of its respective Series.

5.3.2 If (i) the General Meeting of Debenture Holders mentioned in item 5.3 is not held due to a lack of quorum, or (ii) the option described under item 5.3.1 above is not approved by the minimum quorum necessary to make decisions, the Trustee must accelerate the Debentures of each Series, pursuant to 5.1 above, which acceleration will remain conditioned on the notification, by the Trustee to the Issuer, in accordance with the sole paragraph of article 13 of CVM Instruction No. 28.

EXHIBIT 7

Excerpts from Fourth Issuance of Telemar Debentures

6.	CARACTERÍSTICAS DAS DEBÊNTURES

6.21 Vencimento Antecipado. Sujeito ao disposto nas Cláusulas 6.21.1, 6.21.2 e 6.21.3 abaixo, o Agente Fiduciário deverá declarar antecipadamente vencidas todas as obrigações objeto desta Escritura de Emissão e exigir o imediato pagamento, pela Companhia, do Valor Nominal das Debêntures em circulação, acrescido da Remuneração aplicável, calculada pro rata temporis desde a Data de Emissão até a data do efetivo pagamento (e, ainda, no caso do inciso I abaixo, dos Encargos Moratórias, de acordo com o previsto na Cláusula 6.21.3 abaixo), na ocorrência de quaisquer dos seguintes eventos (cada evento, um “Evento de Inadimplemento”):

X.	vencimento antecipado ou inadimplemento no pagamento de quaisquer obrigações financeiras da Companhia em valor superior a US$50.000.000,00 (cinquenta milhões de dólares dos Estados Unidos) ou cujos valores, no agregado, excedam a US$100.000.000,00 (cem milhões de dólares dos Estados Unidos), valores esses convertidos com base na taxa de venda PT AX800 divulgada pelo Banco Central do Brasil, relativamente ao dia imediatamente anterior à data de ocorrência do evento previsto, ou o índice que vier substituí-la, salvo se, exclusivamente no caso de inadimplemento, o mesmo for sanado em até 15 (quinze) dias contados da data de sua ocorrência;

6.21.2 Ocorrendo quaisquer dos demais Eventos de Inadimplemento (que não sejam aqueles previstos na Cláusula 6.21.1 acima), o vencimento antecipado das Debêntures dependerá de aprovação pela assembleia geral de Debenturistas da Primeira Série e pela assembleia geral de Debenturistas da Segunda Série, devendo o Agente Fiduciário, inclusive para fins do disposto nas Cláusulas 8.5 e 8.6 abaixo, convocar, no prazo máximo de 2 (dois) dias úteis contados da data em que constatar sua ocorrência, assembleia geral de Debenturistas da Primeira Série e assembleia geral de Debenturistas da Segunda Série, a se realizarem no prazo mínimo previsto em lei. Se, nas referidas assembleias gerais de Debenturistas, Debenturistas representando, no mínimo, a maioria das Debêntures da Primeira Série em circulação ou, no mínimo, a maioria das Debêntures da Segunda Série em circulação, conforme o caso, decidirem por considerar o vencimento antecipado das Debêntures da Primeira Série ou das Debêntures da Segunda Série, conforme o caso, ou, ainda, em caso de não instalação, em segunda convocação, da assembleia geral de Debenturistas da Primeira Série ou da assembleia geral de Debenturistas da Segunda Série, conforme o caso, o Agente Fiduciário deverá declarar o vencimento antecipado das Debêntures da Primeira Série ou das Debêntures da Segunda Série, conforme o caso; caso contrário, ou em caso de suspensão dos trabalhos para deliberação em data posterior, o Agente Fiduciário não deverá declarar o vencimento antecipado das Debêntures da Primeira Série ou das Debêntures da Segunda Série, conforme o caso.

* * *

Excerpts from Fourth Issuance of Telemar Debentures

(Free Translation)

6.	CHARACTERISTICS OF THE DEBENTURES

6.21 Acceleration. Subject to provisions of Clauses 6.21.1, 6.21.2 and 6.21.3 below, the Trustee must accelerate of all of the obligations under this Deed of Issuance and demant the immediate payment, by the Company, of the Face Value of the outstanding Debentures, plus the applicable Interest, calculated on a pro rata temporis basis, from the Issuance Date to the effective payment date (and, in the case of item I below, Interest in Arrears, pursuant to Clause 6.21.3 below) in case of any of the events below (each, an “Event of Default”):

X.	acceleration or payment default of any of the Company’s financial obligations in an amount greater than US$50,000,000 (fifty million U.S. dollars) or which total aggregate amount is greater than US$100,000,000 (one hundred million U.S. dollars), except solely in the case of default, if such default is cured within 15 (fifteen) days from its occurrence. Such amounts are converted into reais based on the PTAX800 selling rate disclosed by the Central Bank of Brazil, on the day immediately before such event, or based on any index replacing the PTAX800 selling rate.

6.21.2 If any of the Events of Default occurs (except for those provided under Clause 6.21.1 above), the acceleration of the Debentures will depend on the approval by the general meeting of Debenture Holders of the First Series and the general meeting of Debenture Holders of the Second Series, and the Trustee must, including pursuant to Clauses 8.5 and 8.6 below, within 2 (two) business days of the occurrence of such event, call a general meeting of Debenture Holders of the First Series and a general meeting of Debenture Holders of the Second Series, to be held within the term provided by law. If at the general meetings of Debenture Holders, Debenture Holders representing, at least, the majority of the First Series of outstanding Debentures or the Second Series of outstanding Debentures, as the case may be, approve the acceleration of the First Series of Debentures or the Second Series of Debentures, as the case may be, or, if the general meeting of Debenture Holders of the First Series or the general meeting of Debenture Holders of the Second Series fails to occur after the second call notice, as the case may be, the Trustee must accelerate the Debentures of the First or the Debentures of the Second Series, as the case may be; otherwise, or in case of adjournment of the meeting for decision on a subsequent date, the Trustee must not accelerate the Debentures of the First or Series or the Debentures of the Second Series, as the case may be.

EXHIBIT 8

Excerpts from Banco do Brasil Credit Agreement

3.	VENCIMENTO ANTECIPADO

3.1. O BANCO DO BRASIL poderá considerar antecipada e automaticamente vencida de pleno direito, a dívida da TMAR, tornando-se imediatamente exigíveis e executáveis os créditos desembolsados por meio das CCBs e as garantias eventualmente outorgadas, acrescido dos juros capitalizados e demais encargos calculados e devidos na forma das CCBs, mediante envio de notificação, na ocorrência de qualquer uma das seguintes hipóteses, sem prejuízo das hipóteses previstas no Código Civil, cujos efeitos não sejam sanados nos prazos aqui previstos:

ii. vencimento antecipado, inadimplemento ou o descumprimento de qualquer obrigação financeira assumida com o BANCO DO BRASIL e/ou outros credores financeiros a que esteja sujeita a TMAR, no Brasil ou no exterior, cujos valores, individuais ou agregados, excedam a R$100.000.000,00 (cem milhões de reais), não sanado no prazo de 15 dias a contar do recebimento de notificação neste sentido;

10.	RENÚNCIAS E ADITAMENTOS

10.1. Os termos deste Contrato poderão ser renunciados, alterados ou aditados mediante instrumento por escrito devidamente assinado por cada parte contratante, sendo que qualquer renúncia, alteração ou aditamento obrigará cada uma das partes.

* * *

Excerpts from Banco do Brasil Credit Agreement

(Free Translation)

3.	ACCELERATION

3.1. In case any of the events described below occurs and is not cured within the terms herein provided, without prejudice to events provided under the Civil Code, BANCO DO BRASIL, through a notice, may accelerate TMAR’s debt, making the credits disbursed through the CCBs and possible guarantees granted, plus capitalized interest and other charges calculated and payable in the form of CCBs, immediately due and enforceable:

ii. acceleration, default or non-compliance with any financial obligation entered into with BANCO DO BRASIL and/or other financial creditors to which TMAR is subject, in Brazil or abroad, that is not cured within 15 days of receipt of notice of such event, which obligation, individually or in the aggregate, exceeds R$100,000,000.00 (one hundred million reais);

10.	WAIVERS AND AMENDMENTS

10.1. The terms of this Contract may be waived, altered or amended through a written instrument duly signed by each contracting party, such that any waiver, alteration or amendment will bind each of the parties.

EXHIBIT 9

Excerpts from 2001 JBIC Loan Agreement

Article IX

Events of Default

Upon the occurrence of any of the following events (each being an Event of Default):

(e)	(i) any other Indebtedness for Borrowed Money of the Borrower is not paid at the maturity thereof for any reason and any grace period with respect to such payment has expired, or (ii) any such Indebtedness for Borrowed Money becomes due and payable or repayable prior to the stated maturity thereof otherwise than at the option of the Borrower, or (iii) any guarantee, indemnity or other contingent liability (or its equivalent in other currencies) given or owing by the Borrower in respect of Indebtedness for Borrowed Money is not honored when due or called and, as a result of any such failure as set forth in clauses (i) - (iii) any other party accelerates the maturity of (x) any individual amount in excess of US$10,000,000.- or (y) the maturity of any amounts which in the aggregate exceed US$100,000,000.-; or

then, in each and every case, JBIC may at any time thereafter by notice to the Borrower cancel the Facility and/or suspend any Disbursement of the Facility and/or cancel any further Disbursement thereof and/or declare the Loan together with all accrued interest as well as any other amounts due to JBIC hereunder to be forthwith due and payable, whereupon the same shall (as the case may be) forthwith be canceled or suspended or become immediately due and payable without further notice or formality.

Article XIII

Miscellaneous

(3)(No Waiver, Remedies Cumulative) No failure or delay on the part of JBIC in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise thereof, or the exercise of any other right. No waiver by JBIC hereunder shall be effective unless it is in writing. The tights and remedies provided herein are cumulative and not exclusive of any other right or remedy provided by law.

EXHIBIT 10

Excerpts from 2002 JBIC Loan Agreement

Article IX

Events of Default

Upon the occurrence of any of the following events (each being an Event of Default):

(e)	(i) any other Indebtedness for Borrowed Money of the Borrower is not paid at the maturity thereof for any reason and any grace period with respect to such payment has expired, or (ii) any such Indebtedness for Borrowed Money becomes due and payable or repayable prior to the stated maturity thereof otherwise than at the option of the Borrower, or (iii) any guarantee, indemnity or other contingent liability (or its equivalent in other currencies) given or owing by the Borrower in respect of Indebtedness for Borrowed Money is not honored when due or called and, as a result of any such failure as set forth in clauses (i) - (iii), any other party accelerates the maturity of (x) any individual amount in excess of US$10,000,000.- or (y) the maturity of any amounts which in the aggregate exceed US$100,000,000.-; or

then, in each and every case, JBIC may at any time thereafter by notice to the Borrower cancel the Facility and/or suspend any Disbursement of the Facility and/or cancel any further Disbursement thereof and/or declare the Loan together with all accrued interest as well as any other amounts due to JBIC hereunder to be forthwith due and payable, whereupon the same shall (as the case may be) forthwith be canceled or suspended or become immediately due and payable without further notice or formality.

Article XIII

Miscellaneous

(3)(No Waiver. Remedies Cumulative) No failure or delay on the part of JBIC in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise thereof, or the exercise of any other right. No waiver by JBIC hereunder shall be effective unless it is in writing. The rights and remedies provided herein are cumulative and not exclusive of any other right or remedy provided by law.

EXHIBIT 11

Excerpts from Finnish Export Credit Agreement

18. EVENTS OF DEFAULT

Each of Clause 18(1) (Failure to Pay) to Clause 18(12) (Illegality) describes circumstances which constitute an Event of Default for the purposes of this Agreement. Clause 18(13) (Acceleration and Cancellation) deal with the rights of the Facility Agent and the Lender after the occurrence of an Event of Default.

(5)	Cross Default

(a)	Any Total Indebtedness of the Borrower or any indebtedness under any guarantee for which the Borrower is liable is not paid when due (after the expiry of any applicable grace period), any Total Indebtedness of the Borrower or any indebtedness under any guarantee for which the Borrower is liable is declared to be or otherwise becomes due and payable prior to its specified maturity or any indebtedness under any guarantee for which the Borrower is liable becomes due and payable prior to its specified maturity, provided that, except in the case of the NIB Loan Agreement, the aggregate amount not paid or becoming due exceeds US$100,000,000 (or its equivalent in other currencies); or

(13)	Acceleration and Cancellation. Upon the occurrence of an Event of Default or at any time thereafter, the Facility Agent may by written notice to the Borrower:

(a)	declare the Advances, or any of them, or any part of an Advance, to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums, including indemnity payments, then owed by the Borrower hereunder);

(b)	declare the Advances, or any of them, or any part of an Advance, to be due and payable on demand, whereupon the Facility Agent may by written notice to the Borrower require immediate repayment of the same, together with accrued interest and any other sums then owed by the Borrower hereunder; and/or

30.	AMENDMENTS

(1)	Amendment Procedures. The Facility Agent and the Borrower may from time to time agree in writing to amend this Agreement or to waive any of the requirements of this Agreement and any amendments or waivers so agreed shall be binding on the Lender, the Facility Agent and the Borrower provided that:

(a)	no such waiver or amendment shall subject any party hereto to any new or additional obligations without the consent of such party;

(b)	without the prior written consent of Finnvera (if necessary) and the Lender, no such amendment or waiver shall:

(i)	amend or waive any provision of Clause 30;

(ii)	reduce the proportion of any amount received or recovered (whether by way of combination of accounts or otherwise) in respect of any amount due from the Borrower hereunder to which the Lender is entitled;

(iii)	change the principal amount of or currency of any Advance, or defer any Repayment Date;

(iv)	change the Applicable Margin, the method of calculation of the relevant interbank rate, change the amount or currency or defer the date for any payment of interest, fees or any other amount payable hereunder to the Facility Agent and the Lender;

(v)	amend the Availability Period; or

(vi)	amend any provision which contemplates the need for the consent or approval of the Lender; and

(c)	notwithstanding any other provisions hereof, the Facility Agent shall not be obliged to agree to any such amendment or waiver if the same would:

(i)	amend or waive any provision of this Clause 30, Clause 24 (Costs and Expenses) or Clause 25 (The Facility Agent and the Lender);

(ii)	otherwise amend or waive any of the Facility Agent’s rights hereunder or subject the Facility Agent to any additional obligations hereunder; or

(iii)	be contrary to the requirements of Finnvera.

EXHIBIT 12

Excerpts from Nordic Investment Bank Credit Agreement

17. EVENTS OF DEFAULT

Each of Clause 17(1) (Failure to Pay) to Clause 17(12) (Illegality) describes circumstances which constitute an Event of Default for the purposes of this Agreement. Clause 17(13) (Acceleration and Cancellation) deal with the rights of the Lender after the occurrence of an Event of Default.

(5) Cross Default(i) Any Total Indebtedness of the Borrower or any indebtedness under any guarantee for which the Borrower is liable is not paid when due (after the expiry of any applicable grace period), any Total Indebtedness of the Borrower or any indebtedness under any guarantee for which the Borrower is liable is declared to be or otherwise becomes due and payable prior to its specified maturity or any indebtedness under any guarantee for which the Borrower is liable becomes due and payable prior to its specified maturity, provided that, except in the case of the Finnvera Loan Agreement, the aggregate amount not paid or becoming due exceeds US$100,000,000 (or its equivalent in other currencies);

(13)	Acceleration and Cancellation. Upon the occurrence of an Event of Default or at any time thereafter, the Lender may by written notice to the Borrower:

(a)	declare the Advances, or any of them, or any part of an Advance, to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums, including indemnity payments, then owed by the Borrower hereunder);

(b)	declare the Advances, or any of them, or any part of an Advance, to be due and payable on demand, whereupon the Lender may by written notice to the Borrower require immediate repayment of the same, together with accrued interest and any other sums then owed by the Borrower hereunder; and/or

28.	AMENDMENTS

(1)	Amendment Procedures. The Lender and the Borrower may from time to time agree in writing to amend this Agreement or to waive any of the requirements of this Agreement and any amendments or waivers so agreed shall be binding on the Lender and the Borrower.

EXHIBIT 13

Excerpts from China Development Bank Credit Agreement

SECTION 7. EVENTS OF DEFAULT AND REMEDIES.

7.1 Events of Default. The occurrence of any of the following events or circumstances shall constitute an “Event of Default” hereunder:

(b) Cross-Default. (i) The Borrower shall default in the payment when due of any principal of or interest on any of its other Indebtedness beyond any originally applicable period of grace specified therein, or in the payment when due of any amount under any Hedging Agreement; (ii) any such Indebtedness becomes due and payable or repayable prior to the stated maturity thereof by reason of an event of default (howsoever described) and otherwise than at the option of the Borrower; (iii) any guarantee, indemnity or other contingent liability (or its equivalent in other currencies) given or owing by the Borrower in respect of any such Indebtedness is not honored when due or called an any originally applicable grace period in respect thereof has expired; or (iv)a breach or default (howsoever described) occurs under any other Indebtedness of the Borrower or any Hedging Agreement, and, as a result of such breach or default such Indebtedness or amount under such Hedging Agreement becomes accelerated or repayable prior to its scheduled maturity date, provided that no Event of Default will occur under this Section 7.1 (b) if the aggregate amount of Indebtedness falling within this Section 7.l(b) is less than $100,000,000 (or its equivalent in other currencies);

7.2	Acceleration.

(a) If any Event of Default shall occur, then the Administrative Agent (acting at the direction of the Required Lenders) may by notice to the Borrower either (A) declare the Loan Commitments to be terminated, whereupon all Loan Commitments shall immediately terminate and/or (B) declare the Loans, all accrued and unpaid interest thereon and all other amounts owing to the Lenders under the Financing Documents to be due and payable, whereupon the same shall become immediately due and payable.

SECTION 9. MISCELLANEOUS.

9.12	Amendment or Waiver.

(a) No provision of this Agreement or any other Financing Document may be amended, supplemented, modified or waived, except by a written instrument signed by the Required Lenders and the Borrower (but only if the Borrower is a party thereto), and, to the extent that its rights or obligations may be affected thereby, the Administrative Agent. Notwithstanding the foregoing provisions, no such waiver and no such amendment, supplement or modification shall (i) increase the Loan Commitment of any Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Loan Commitment, shall not constitute an increase of the Loan Commitment of any Lender), without the prior written consent of such Lender, (ii) postpone or delay the scheduled final maturity date of any Loan, without the prior written consent of each affected Lender, or postpone or delay any date fixed by this Agreement or any other Financing

Document for any payment of principal, interest or fees due to any Lender hereunder or under any other Financing Document, without the prior written consent of such Lender, (iii) reduce the principal of, or the rate of interest specified in any Financing Document on, any Loan of any Lender, without the prior written consent of such Lender, (iv) consent to the assignment or transfer by the Borrower of any of its respective obligations under this Agreement or any other Financing Document, without the prior written consent of each Lender, (v) amend, modify or waive any provision of this Section 9.12 or Section 6.7,9.1 or 9.2, without the prior written consent of each Lender, or (v) reduce the percentage specified in or otherwise amend the definition of Required Lenders, without the prior written consent of each Lender (it being understood that, with the consent of the Required Lenders, extensions of credit pursuant to this Agreement in addition to those set forth in or contemplated by this Agreement on the Closing Date may be included in the determination of the Required Lenders on substantially the same basis as the extensions of Loans and Loan Commitments are included on the Closing Date).

EXHIBIT 14

Excerpts from TNL 8.00% Notes due 2013

ARTICLE VII

EVENTS OF DEFAULT AND REMEDIES

SECTION 7.1 Events of Default

The following events shall each be an “Event of Default” under the terms of the Notes and this Indenture:

(e) (i) the acceleration of any Indebtedness of the Issuer or any Material Subsidiary, unless such acceleration is at the option of the Issuer or any Material Subsidiary or at the option of the holder of any such Indebtedness pursuant to any option to require the repurchase of such Indebtedness; or (ii) the Issuer or any Material Subsidiary fails to pay any amount in respect of principal, interest or other amounts due in respect of any existing Indebtedness on the date required for such payment (in each case after giving effect to any applicable grace period), except in any case where the failure to pay such Indebtedness is the result of a Currency Inconvertibility/Non-Transfer Event; provided, however, that the aggregate amount of any such Indebtedness falling within (i) above and any relevant payments falling within (ii) above (as to which the time for payment has not been extended by the relevant obligees) equals or exceeds U.S.$50,000,000 (or its equivalent in another currency);

SECTION 7.2 Acceleration of Maturity: Rescission and Annulment

(a) If an Event of Default described in paragraphs (a), (b), (c), (d), (e), (f), (l), (m), (n), (o), (p) or (q) of Section 7.1 occurs and is continuing with respect to the Notes, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, the Trustee shall, upon the request of Note holders holding not less than 25% in aggregate principal amount of the Notes then Outstanding hereunder, by notice in writing to the Issuer (and to the Trustee if given by the Noteholders), with a copy to the Insurance Agent, may declare the principal amount of all the Notes then Outstanding and all accrued interest thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in this indenture Or in the -Notes contained to the contrary notwithstanding. If an Event of Default described in paragraphs (g), (h), (i), (j) or (k) occurs and is continuing, then and in each and every such case, the principal amount of the Notes then Outstanding and all accrued interest and other amounts thereon shall, without any notice to the Issuer or any other act on the part of the Trustee or any Noteholder, become and be accelerated and immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding.

SECTION 7.4 Waiver of Past Defaults.

(a) Subject to Section 7.2, the Majority Noteholders may on behalf of the Noteholders of all the Notes waive any past default hereunder and its consequences, except a default not theretofore cured:

(i) in the payment of the principal of or interest on any Note, or

(ii) in respect of a covenant or provision hereof which under Article VI cannot be modified or amended without the consent of the Noteholder of each Outstanding Note.

(b) Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

EXHIBIT 15

Excerpts from Telemar 9.500% Senior Notes due 2019

Article 6

Events of Default and Remedies

SECTION 6.01 Events of Default. An Event of Default occurs if:

(4) (a) the acceleration of any Indebtedness of the Company or any of its Material Subsidiaries by reason of default, unless such acceleration is at the option of the Company or any such Material Subsidiary, as the case may be, or at the option of the holder of any such Indebtedness pursuant to any option to require the repurchase of such Indebtedness or (b) the Company or any of its Material Subsidiaries fails to pay any amount in respect of principal, interest or other amounts due in respect of any existing Indebtedness on the date required for such payment (in each case after giving effect to any applicable grace period); provided, however, that the aggregate amount of any such Indebtedness falling within (a) above and any relevant payments falling within (b) above (as to which the time for payment has not been extended by the relevant obligees) equals or exceeds U.S.$50,000,000 (or its equivalent in another currency);

SECTION 6.02 Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(6), (7), (8), (9) or (10)) occurs and is continuing, the Trustee shall, upon the request of the Holders of at least 25% in aggregate principal amount of the Securities then outstanding, by written notice to the Company, declare the principal amount of (and accrued interest on) all the Securities to be due and payable immediately. If an Event of Default specified in Section 6.01(6), (7), (8), (9) or (10) occurs and is continuing, the principal amount of (and accrued interest on) all the Securities shall be immediately due and payable without notice or any other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the Securities by notice to the Trustee may rescind and annul an acceleration and its consequences if the event giving rise to such right shall have been cured before such right is exercised. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

SECTION 6.04 Waiver of Past Defaults. The Holders of not less than a majority in aggregate principal amount of the Securities by notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of (or premium, if any), or interest or premium (and Additional Amounts), if any, on any Security or (b) a Default in respect of a provision of this Indenture that under Section 9.02 cannot be amended without the consent of the Holder of each outstanding Security affected thereby.

EXHIBIT 16

Excerpts from ABN AMRO Note Purchase Facility Agreement

ARTICLE 6

DEFAULTS

Section 6.01 Events of Default. If one or more of the following events (“Events of Default”) shall occur:

(e) any event or condition shall occur which results in the acceleration of the maturity of any Material Financial Obligation;

then, and in every such event, the Administrative Agent shall, if requested by the Required Bank Interest Holders or the Required Tranche D Interest Holders, by notice to the Issuer declare the Tranche D Notes or the Tranche, F Notes outstanding, as applicable (together with accrued interest thereon), to be immediately due and payable, and such Notes (together with accrued interest thereon and all other amounts due under the Financing Documents) shall thereupon become, immediately due and payable without presentment, demand. protest or other notice of any kind, all of which are hereby waived by the Issuer;

“Material Financial Obligations” means a principal or face amount of Debt (other than the Notes) and/or payment or collateralization obligations in respect of Derivatives Obligations of the Issuer, the Parent and/or one or more of the Material Subsidiaries, arising in one or more related or unrelated transactions, exceeding in the aggregate $10,000,000 for any single liability or $100,000,000 for all liabilities.

ARTICLE 10

MISCELLANEOUS

Section 10.05 Amendments and Waivers. (a) Any provision of this Agreement or the Notes may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by each of the Issuer, the Parent and the Administrative Agent with the consent of the Required Interest Holders;